UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ________________

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                     Spectrum Information Technologies, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    847623303
                                 (CUSIP Number)

                                  Steven E. Gross
                                 49 Farley Road
                             Short Hills, New Jersey 07078.
                                 (973) 467-4675
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               - with a copy to -

                            Frederic M. Tudor, Esq.
             Sills, Cummis, Radin, Tischman, Epstein & Gross, P.A.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (973) 643-7000

                                December 21, 1998
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box .

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.












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
                                  SCHEDULE 13D

------------------------------------------------------    ----------------------
CUSIP NO.    847623303                                    Page 2 of 5
------------------------------------------------------    ----------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Steven E. Gross
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)|_|
                                                                        (b)|_|

--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS *

          PF
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                               |_|


--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
----------------------- -------- -----------------------------------------------
                        7        SOLE VOTING POWER

      NUMBER OF                  250,000
                        -------- -----------------------------------------------
        SHARES          8        SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                  0
                        -------- -----------------------------------------------
   REPORTING PERSON     9        SOLE DISPOSITIVE POWER
         WITH
                                 250,000
                        -------- -----------------------------------------------
                        10       SHARED DISPOSITIVE POWER

                                 0

--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          250,000
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES *                               |_|


--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.4%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON *

          IN
--------- ----------------------------------------------------------------------

Item 1.   Security and Issuer.

     The name of the issuer with respect to which this Schedule 13D is being filed is Spectrum Information Technologies, Inc. (hereinafter called the "Issuer"). The address of Issuer's principal executive offices is 2700 Westchester Avenue, Purchase, NY 10577. This statement relates to Issuer's Common Stock, $.001 par value (the "Common Stock").

Item 2.   Identity and Background.

          (a)  This Schedule 13D is being filed on behalf of Steven E. Gross.

          (b)  Mr.   Gross's  home  address  is  49 Farley Road, Short Hills,
               New Jersey 07078.

          (c) Mr. Gross is an attorney with Sills, Cummis, Radin, Tischman, Epstein and Gross, P.A., a law firm with its principal business address at One Riverfront Plaza, Newark, New Jersey 07102.

         (d) Mr. Gross has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Gross has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)   Mr. Gross is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

     On December 21, 1998, Mr. Gross entered into a Stock Purchase Agreement with Issuer pursuant to which Mr. Gross purchased 250,000 shares of Common Stock and an option to acquire an additional 150,000 shares of Common Stock at an exercise price of $0.15 per share (the "Option"). Mr. Gross' Option is not exercisable until December 21, 1999 and it may be exercised from such date until December 21, 2003. The total purchase price paid by Mr. Gross for the Common Stock and his Option was $50,000, which was paid from family personal funds.

Item 4. Purpose of Transactions

     The acquisition of his Common Stock and his Option has been made by Mr. Gross for investment purposes. He intends continuously to review his investment in Issuer. In reaching any decision with respect to such investment, he will take into consideration various factors, such as Issuer's business prospects and financial position, other developments concerning Issuer, the price level of the Common Stock, conditions in the securities markets, and general economic and industry conditions. Depending upon the results of his review of any or all of the aforementioned factors, he may decide to purchase additional securities of Issuer or to dispose of all or a portion of his Common Stock or his Option.

     Mr. Gross has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of the
Schedule 13D. However, Mr. Gross is aware that Issuer's new Board of Directors is proposing or plans to propose certain such actions, and he reserves the right to propose or participate in future transactions that may result in one or more of such actions.

Item 5.   Interest in Securities of the Issuer.

          (a) Mr. Gross beneficially owns 250,000 shares of Common Stock. This represents 4.4% of the issued and outstanding Common Stock. The shares underlying Mr. Gross' Option are not included in the number of shares beneficially owned by Mr. Gross since, as noted in Item 3, Mr Gross'Option is not exercisable until December 21, 1999. In addition, Mr. Gross disclaims beneficial ownership of the securities of Issuer owned by Jason Gross, his son (who does not live with Mr. Gross). Jason Gross has filed a separate
               Schedule 13D with respect to such securities.

          (b) Mr. Gross has sole voting power and dispositive power with respect to his shares of Common Stock.

          (c) There have been no transactions in respect of the Common Stock during the past 60 days which are required to be reported in this
               Item 5 except as described in Item 3.

          (d) No person other than Mr. Gross has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of Common Stock owned beneficially by Mr. Gross.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None, other than described in Item 3.

Item 7.   Material to be Filed as Exhibits.

7.1 Stock Purchase Agreement between Spectrum Information Technologies, Inc. and Steven E. Gross dated December 21, 1998.

7.2 Option Agreement between Spectrum Information Technologies, Inc. and Steven E. Gross dated December 21, 1998.





















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



                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:    December 30, 1998                  /s/ Steven E. Gross
                                            Steven E. Gross















































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
EXHIBIT A

                                 Steven E. Gross


                                                 December 21, 1998


Spectrum Information Technologies, Inc.
2700 Westchester Avenue
Purchase, NY 10577

Re:      Stock Purchase Agreement

Gentlemen:

     The following sets forth the terms and conditions of a purchase of securities in Spectrum Information Technologies, Inc. (the "Company") by the undersigned, to be completed concurrently with the execution of this Agreement:

     1. Stock Purchase. Steven E. Gross ( "Purchaser") shall purchase 250,000 shares of common stock par value $.001 of the Company (the "Common Stock"), and an option to acquire 150,000 additional shares of such Common Stock (the "Option"), for a total purchase price of $50,000, payable by bank or certified check upon the execution of this Agreement. The terms and provisions of the Option are set forth in Exhibit A annexed hereto. The Purchaser has further delivered the Investor's Representation Letter attached hereto as Exhibit B.

     2. Representations and Warranties of the Company. These representations and warranties shall survive for twelve (12) months following the date of this
Agreement. In consideration of the purchase described above and the remaining terms hereof, the Company represents and warrants that to its knowledge:

          a.   Stock Ownership.   Upon issuance, the Common Stock and the shares
underlying the Option will be duly authorized and validly issued, fully paid and non-assessable. The Option shall be enforceable in accordance with its terms.

          b. Title. Following consummation of the transaction, the Company warrants title to the Common Stock and Option and covenants and agrees at its expense to defend Purchaser's right, title and ownership of the Common Stock (whether issued on the date hereof or upon exercise of the Option) against the claims and demands of all persons whomsoever.

          c. Company's Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all necessary power to carry on its business as now operated by it.

          d. Authorization to Convey Stock. The Company has full power and authority to enter into this Agreement and the Option and the Company has full power and authority to sell, convey, assign and transfer the Common Stock and Option to Purchaser and otherwise consummate the transaction contemplated by this Agreement; this Agreement constitutes the valid and binding obligations of the Company enforceable in accordance with its terms; neither the execution and delivery of this Agreement and the Option, nor the consummation of the transaction contemplated herein in the manner herein provided, will violate any agreement to which the Company is a party or by which the Company is bound, or any law, order, decree or judgment applicable to the Company; and no authorization, approval or consent of any third party is required for the lawful

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
execution, delivery and performance of this Agreement and the Option by the Company.

          e. All the reports filed by the Company under the Securities Exchange Act of 1934, from March 31, 1997 through the date of this Agreement are true and correct in all material respects, comply in all material respects with the federal securities laws, are complete and up-to-date as of the date reported in all material respects, and neither contain any untrue statement of a material fact, nor omit to state any material fact necessary, in the light of the circumstances under which the statements are made, to make the statements therein not misleading.

          f. The cash flow requirements schedule annexed hereto as Exhibit C, which is based on estimates made in good faith as of the date hereof, is true and correct, contains a list of all liabilities to be paid or provided for by the Company through December 11, 1998, and the cash sources and means for paying such liabilities. There are no other claims, liabilities or obligations (contingent or otherwise) of the Company, except as set forth in this Agreement, existing option agreements as set forth in a schedule hereto, a closing balance sheet (which presents estimates made in good faith of the assets and liabilities of the Company as of December 11, 1998) or a supplementary disclosure list approved by the undersigned, such schedule, balance sheet and list are contained in Exhibit D annexed hereto. Except as set forth in Exhibit D, and except for options granted to Powers & Co., Maurice Schonfeld, Robert Ingenito and Jon Gerber, there are no outstanding options, warrants, subscription or other rights or arrangements relating to, or with respect to, any equity interest in the Company. There are currently: (i) 5,129,295 shares of Common Stock outstanding;
(ii) 37,980 shares of the Company's Class A Convertible Preferred Stock issued and outstanding; (iii) 2,955,191 shares of the Company's pre-reorganization common stock outstanding that have not yet been submitted to the Company's transfer agent for conversion in accordance with the 75 to 1 stock split (which will yield 39,403 shares of Common Stock if and when converted); and (iv) 762,303 shares of the Company's Class A Convertible Preferred Stock issued to the trustee for the Class Action lawsuit pending instructions for distribution to members of the class.

          g. The Company has disclosed two threatened claims to Purchaser alleging collectively $28,000 in damages and has provided documentation regarding such claims to Purchaser. Other than such claims and as disclosed in the Company's filings with the SEC, there are no litigations or investigations pending or threatened against the Company by or in any court or administrative agency, and all term and provisions of its Third Amended Plan of Reorganization that was substantially consummated on March 31, 1997 have been performed by the Company in accordance therewith, including without limitation, the payment of all administrative costs relating thereto through the date of this Agreement. Except as may be included in Exhibit C, as of December 11, 1998, there were no unpaid claims for legal or accounting fees or other professional fees or costs.

          h. All written statements, documents, schedules, and agreements furnished to the undersigned, in connection with this Agreement are true, complete, correct and up-to-date as of the date furnished in all material respects, and neither contain any untrue statement of a material fact, nor omit to state any material fact necessary, in the light of the circumstances under which the statements are made, to make the statements therein not misleading.

          i. The Board of Directors of the Company (the "Board") has reviewed the transaction contemplated by this Agreement and a certified copy of its minutes and resolutions approving the transaction have been provided to Purchaser.

          j. The Company is in compliance in all material respects with all material legal requirements applicable to it, its business and its assets.

     3. Covenants of the Company. The Company agrees to fulfill the following covenants as soon as possible after the date hereof:

          a. The share and Option certificates purchased by the undersigned which consist of shares duly authorized and unissued shall be delivered, as provided herein.

          b.   Any  acts, filings  or  activities   necessary or   reasonably
appropriate to preserve and protect the assets and standing of the Company shall be undertaken in a cooperative manner with the undersigned as soon as possible

     4. Modification, Discharge, Termination. Neither this Agreement nor any provisions hereof shall be modified, discharged, or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge, or termination is sought.

     5. Notices. Any notice, demand, or other communication that any party hereto may be required, or may elect, to give to anyone interested hereunder shall be sufficiently given if (a) deposited, postage prepaid, registered or certified, return receipt requested, addressed to such address as may be given herein; or (b) delivered personally at such address.

     6. Successors and Assigns. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the parties' benefit and the benefit of the parties' successors, legal representatives, and assigns.

     7. Entire Agreement. This Agreement and its Exhibits hereto contains the entire agreement of the parties, and there are no representations, covenants, or other agreements except as stated or referred to herein.

     8. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, both substantive and remedial.

     9. Severability. If any provision of this Agreement shall be held to be void or unenforceable under the laws of any place governing its construction or enforcement, this Agreement shall not be voidable as a result thereof, but shall be construed to be otherwise in force with the same effect as though such provisions were omitted.

     10. Section Headings. The section headings contained herein are for reference purpose only and shall not in any way affect the meaning or interpretation of this Agreement.














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

     If the foregoing accurately reflects our agreement, please so indicate in the appropriate space below.


SPECTRUM INFORMATION
TECHNOLOGIES, INC.


By:________________________________       _____________________________________
   LAWRENCE M. POWERS,                    STEVEN E. GROSS
    Chairman and CEO

   Address:  2700 Westchester Avenue      Address: 49 Farley Road
             Purchase, New York 10577              Short Hills, New Jersey 07078













































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
EXHIBIT B


                             STOCK OPTION AGREEMENT

     This STOCK OPTION AGREEMENT is made as of this 21st day of December, 1998, by and between Spectrum Information Technologies, Inc. a Delaware Corporation ("Spectrum") and Steven Gross (the "Optionee").

     WHEREAS, Spectrum and Optionee have entered into a Stock Purchase Agreement dated December 21, 1998 providing for the sale to Optionee of shares of common stock of this corporation and the stock option described herein at an agreed overall cash purchase price of $50,000 which has been duly paid.

     NOW, THEREFORE, in consideration of the payment described, the mutual covenants hereinafter set forth and for other good and valuable consideration, the parties hereto agree as follows:

1. GRANT OF OPTION. Spectrum hereby grants to the Optionee the right and option (hereafter called the "Option"), to purchase all or any part of an aggregate of 150,000 shares of Spectrum common stock, par value $0.001 per share, on the terms and conditions set forth herein. This grant is made pursuant to a resolution of the Company's Board of Directors duly adopted.

2. EXERCISE PRICE AND EXPIRATION. The exercise price and the expiration dates as to the share underlying this Option shall be as follows:

Number of Share            Exercise Price            Expiration Date

150,000                    $0.15 per share           December 21, 2003

3. DURATION. The Option granted hereby shall become exercisable on December 21, 1999 and shall remain exercisable at the stated price through the expiration date set forth above. To facilitate partial transfer, exercise or sale, this Option may be subdivided into options in smaller denominations upon Optionee's request in writing from time to time.

4. LIMITATION ON DISPOSITION. The Option and underlying shares of common stock have not been registered under the Securities Act of 1933 (the "Act") or under applicable state securities laws and, therefore, cannot be sold, assigned, or otherwise transferred unless they are subsequently registered under the Act and under applicable state securities laws or an exemption from such registration is then available. Optionee hereby agrees that he will not sell, assign, or transfer the Option and underlying shares following exercise unless they are registered under the Act and under applicable state securities laws or an exemption from such registration is then available, according to a legal opinion reasonably acceptable to the Company.

5. MANNER OF EXERCISE OF OPTION. This Option may be exercised, subject to the terms and conditions contained herein, by delivering written notice to the Chief Executive Officer or President or Chief Accounting Officer of Spectrum, at its principal office no less than three days in advance of the proposed exercise date. Such notice shall specify the number of shares of common stock with respect to which the Option is being exercised and the effective date of the proposed exercise and shall be signed by the Optionee. The notice shall be accompanied by a certified check or cash in the amount of the aggregate option exercise price for such number of shares. In no event shall stock be issued or certificates be delivered until full payment shall have been received by Spectrum as to such exercise or partial exercise, nor shall Optionee have any

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
right or status as a shareholder of such underlying shares prior to such exercise. Certificates for shares of common stock purchased upon the exercise of the Option shall be delivered to the Optionee as soon as practicable following the effective date on which the Option is exercised.

6.   ADJUSTMENT  ON  RECAPITALIZATION,   MERGER  OR  REORGANIZATION.   If  the
outstanding shares of the common stock of Spectrum are subdivided, consolidated, increased, decreased, changed into or exchanged for a different number or kind of shares or securities of Spectrum through reorganization, merger, recapitalization, reclassification, capital adjustment or otherwise, or if Spectrum shall issue common stock as a dividend or upon a stock split, then the number of shares subject to the unexercised portion of this Option shall be appropriately adjusted by the Board of Directors. Any such adjustment on outstanding Options shall be made without change in the total exercise price applicable to the unexercised portion of the Option. If, in the event of a merger or consolidation, Spectrum is not the surviving corporation, and the event that the Agreement of Merger or Consolidation does not provide for the substitution of a new Option for this Option, or for the assumption of this Option by the surviving corporation, or in the event of the dissolution or liquidation of Spectrum, the Optionee shall have the right immediately prior to the effective date of such merger, consolidation, dissolution or liquidation, to exercise this Option in whole or in part, provided, however, that this Option shall not be exercisable in whole or in part later than the date noted in paragraph 2 above. Any adjustments made pursuant to this section shall be made by the Board of Directors of Spectrum, whose good faith determination in compliance with Delaware law, as to what adjustment shall be made and the extent thereof, shall be final, binding and conclusive. In computing any adjustment hereunder, any fractional share which might otherwise become subject to an Option shall be eliminated.


SPECTRUM INFORMATION TECHNOLOGIES, INC


By:________________________________________
   Lawrence M. Powers, Chairman and CEO


OPTIONEE


___________________________________________
Steven Gross

















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